SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934


                        Vivendi Environnement, S.A.
  ------------------------------------------------------------------------
                              (Name of Issuer)


    Ordinary shares, nominal value Euros13.50 per share, represented by
                         American Depositary Shares
  ------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 928517101
  ------------------------------------------------------------------------
                               (CUSIP Number)


                             September 26, 2001
  ------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 928517101
-------------------

------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Vivendi Universal, S.A.
------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)      [_]
         (b)      [X]
------------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

         France
------------------------------------------------------------------------------
                           (5)      Sole Voting Power

   Number of
                                    249,938,310 ordinary shares
    Shares   -----------------------------------------------------------------
                           (6)      Shared Voting Power
  Beneficially
                                    0 ordinary shares
   Owned by
             -----------------------------------------------------------------
     Each                  (7)      Sole Dispositive Power

   Reporting                        249,938,310 ordinary shares

    Person   -----------------------------------------------------------------
                           (8)      Shared Dispositive Power
     With
                                    0 ordinary shares

------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         249,938,310 ordinary shares
------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         [ ]
------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

         66.8%
------------------------------------------------------------------------------
12)      Type of Reporting Person

         CO

Item 1(a)         Name of Issuer:

                  Vivendi Environnement, S.A.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  36-38 avenue Kleber 75116 Paris, France

Item 2(a)         Name of Person Filing:

                  Vivendi Universal, S.A.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  42, avenue de Friedland 75380 Paris Cedex 08, France

Item 2(c)         Citizenship:

                  France

Item 2(d)         Title of Class of Securities:

                  Ordinary shares, nominal value Euros13.50 per share, represented by American Depositary Shares

Item 2(e)         CUSIP Number:

                  928517101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable

Item 4.           Ownership.
                  (a)  Amount beneficially owned: 249,938,310 ordinary shares
                  (b)  Percent of class: 66.8%
                  (c)  Number of shares as to which such person has:
                       (i)    Sole power to vote or to direct the vote:
                              249,938,310 ordinary shares
                       (ii)   Shared power to vote or to direct the vote:
                              0 ordinary shares
                       (iii) Sole power to dispose or to direct the disposition of:
                              249,938,310 ordinary shares
                       (iv) Shared power to dispose or to direct the disposition of:
                              0 ordinary shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
------------------------------------------------------------------------------
Date: April 19, 2002
------------------------------------------------------------------------------
Signature:
                                      Vivendi Universal, S.A.



                                      By:  /s/ George E. Bushnell III
                                         ---------------------------------
                                         Name:  George E. Bushnell III
                                         Title: Vice President